

December 23, 2024

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

      RE: **MIAX PEARL, LLC ("Pearl")**
                    Amendment 2024-28 to Form 1 Application

Dear Sir/Madam:

      Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2024-28 to the Form 1 Application of Pearl, which includes the following changes:

            Exhibit C –   Updated officers of Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Emerald, LLC and MIAX Sapphire, LLC; updated committees of MIAXdx
            Exhibit J –   Updated officers
            Exhibit M – Updated MIAX Pearl Equities member list

      Please do not hesitate to contact me if you have any questions in connection with this matter.

                    Sincerely,

                    Barbara J. Comly

                    Barbara J. Comly
                    EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 12/20/24	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

24003556

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 02/11/16   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: December 20, 2024   By: _____
                                     Barbara J. Comly
                                     EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 20th day of December, 2024.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.   **Name and address of organization.**

2.   **Form of organization (e.g., association, corporation, partnership, etc.).**

3.   **Name of state and statute citation under which organized. Date of incorporation in present form.**

4.   **Brief description of nature and extent of affiliation.**

5.   **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6.   **A copy of the constitution.**

7.   **A copy of the articles of incorporation or association including all amendments.**

8.   **A copy of existing by-laws or corresponding rules or instruments.**

9.   **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10.   **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response:

A.   MIAMI INTERNATIONAL HOLDINGS, INC.

1.   *Name*: Miami International Holdings, Inc.
      Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4.   *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:
   – Miami International Securities Exchange, LLC;
   – MIAX PEARL, LLC;
   – MIAX Emerald, LLC;
   – MIAX Sapphire, LLC;
   – Miami International Technologies, LLC;
   – MIAX Global Derivatives, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC, and (ii) M 7 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC d/b/a MIAX Derivatives Exchange;
   – M 9 Holdings, LLC, the owner of 51% of the outstanding membership interests in ConvexityShares, LLC;
   – The Bermuda Stock Exchange;
   – MGEX Real Estate Holdings, LLC;
   – MIAX Global, LLC;
   – MIAX Products, LLC;
   – Dorman Trading, LLC; and
   – MIH East Holdings, Limited.

   Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Holdings, Inc.

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer

Name	Title
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph Bracco	Senior Vice President – Head of Sales
Kelly Brown	Senior Vice President – Derivative Products and Business Development
Steven F. Ivey	Senior Vice President – Futures Risk Management
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Margo Bailey	Vice President – Senior Counsel
Liang Cao	Vice President – Business Systems Development
Jonathan Dowd	Vice President – Business Strategy
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Lindsay R. Hopkins	Vice President – Senior Counsel
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Peter D. Sparby	Vice President – Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Alessandra Corona	Assistant Vice President – Associate Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Matt Leisen	Assistant Vice President – Counsel

Name	Title
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Lee Becker
Barry J. Belmont
Ricardo Blach
Christopher Brady
Kurt M. Eckert
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Mark I. Massad
Jack G. Mondel
Lisa Moore
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer Jr.
Cynthia Schwarzkopf
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Committees of Miami International Holdings, Inc.

Audit Committee
Paul V. Stahlin (Chair)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee
Talal Jassim Al-Bahar (Chair)
Christopher D. Brady
Thomas J. Kelly, Jr.
Mark F. Raymond
J. Gray Teekell

Risk Committee
Lisa Moore (Chair)
Kurt M. Eckert
Paul V. Stahlin

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B.   MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Securities Exchange, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development

Name	Title
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
David Dooman

Kurt M. Eckert
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
William V. Looney, Jr.
John E. McCormac
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell
Observers
John Fischer

Standing Committees of Miami International Securities Exchange, LLC

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
J. Gray Teekell (Chair)
Robert D. Prunetti
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Kurt M. Eckert

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
David Dooman
Kurt M. Eckert
John A. Kinahan
John E. McCormac
Cynthia Schwarzkopf

J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C.   MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   ### *Officers of MIAX Emerald, LLC*

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer

Name	Title
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration

Name	Title
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC

Directors
Thomas P. Gallagher (Chair)
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Kimberly M. Guadagno
Richard Herr
Paul Jiganti
Michael Juneman
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti
Liam Smith

Standing Committees of MIAX Emerald, LLC

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Compensation Committee
Robert D. Prunetti (Chair)
Marianne Deane
Joseph M. Kyrillos Jr.

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
David S. Fleming
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D.   MIAX SAPPHIRE, LLC

1. *Name*: MIAX Sapphire, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4. *Brief description of nature and extent of affiliation*: MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Sapphire is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated July 10, 2024 and By-Laws dated July 10, 2024 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Sapphire, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management

Name	Title
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

Directors of MIAX Sapphire, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
Lindsay L. Burbage
Marianne Deane
Leslie Florio
Michael Gorczowski
Kenneth Lozier
John E. McCormac
Robert D. Prunetti
David Silber

Standing Committees of MIAX Sapphire, LLC

Appeals Committee
Marianne Deane (Chair)
Michael Gorczowski
David Silber

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
Lindsay L. Burbage (Chair)
Marianne Deane
Robert D. Prunetti

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kenneth Lozier

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E.   MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Harish Jayabalan	Executive Vice President – Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
Randy Foster	Executive Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Rodney Hester	Senior Vice President – Systems Infrastructure
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX GLOBAL DERIVATIVES, LLC

1. *Name*: MIAX Global Derivatives, LLC(formerly MIAX Futures Holdco, LLC)
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4. *Brief description of nature and extent of affiliation*: MIAX Global Derivatives, LLC ("MIAX Global Derivatives") is wholly-owned by Miami International Holdings, Inc., which is the

applicant's 100% owner. M 402 Holdings, LLC, and M 7 Holdings, LLC, are wholly-owned subsidiaries of MIAX Global Derivatives.

5.   *Brief description of business or functions*: MIAX Global Derivatives is a holding company for futures businesses.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 and Certificate of Amendment dated October 4, 2024 are attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 4, 2024 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global Derivatives, LLC

Name	Title
Thomas P. Gallagher	Chairman
Troy McDonald Kane	Chief Executive Officer
Joseph W. Ferraro III	President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Kaitlin Meyer	Vice President – Chief Commercial Officer

Directors of MIAX Global Derivatives, LLC

Directors
Thomas P. Gallagher

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G.   M 9 HOLDINGS, LLC

1.   *Name*: M 9 Holdings, LLC (formerly MIAX Futures, LLC)
     Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4.   *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC ("M 9 ") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: M 9 is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated April 25, 2024 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated May 1, 2024 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 9 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 9 Holdings, LLC

Directors
Thomas P. Gallagher (Chair)
Kurt M. Eckert

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H.   THE BERMUDA STOCK EXCHANGE

1.   *Name*: The Bermuda Stock Exchange
     Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2.   *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
Ailish Bryne	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

Council
Thomas P. Gallagher (Chair)
David Brown (Deputy Chair)
Jeff Conyers
Marianne Deane
Kurt M. Eckert
Caroline Kennedy
Mark Massad
Michael Neff
Robert D. Prunetti
Cynthia Schwarzkopf
Eric Sites
Murray Stahl
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Gregory A. Wojciechowski
Gavin Woods

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
   Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of

The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5.   *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   ### Officers of BSD Nominee Limited:

Name	Title
Gregory A. Wojciechowski	Secretary

   ### Council (Directors) of BSD Nominee Limited

Council
Gregory A. Wojciechowski (Chair)
Ailish Byrne (Deputy Chair)

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J.   M 402 HOLDINGS, LLC

1.   *Name*: M 402 Holdings, LLC
      Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4.   *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC ("M 402"). MIAX Futures Exchange, LLC ("MIAX Futures") is a wholly-owned subsidiary of M 402.

5.   *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MIAX Futures.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. MIAX FUTURES EXCHANGE, LLC

1. *Name*: MIAX Futures Exchange, LLC (formerly Minneapolis Grain Exchange, LLC)
   Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on April 15, 2010; converted to an LLC (Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC ("MIAX Futures").

5. *Brief description of business or functions*: MIAX Futures is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated October 3, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 1, 2024 and Amended and Restated Bylaws dated December 10, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures Exchange, LLC

Name	Title
Troy McDonald Kane	President
Layne G. Carlson	Vice President, Chief Compliance Officer, Chief Regulatory Officer, Treasurer and Secretary
James D. Facente, Jr.	Vice President, Head of Clearing Operations and Chief Risk Officer
Ethan Ongstad	Vice President, Futures Business Strategy and Chief of Staff

Directors of MIAX Futures Exchange, LLC

Directors
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Kenneth Lozier
Christopher T. Matzdorf
Kerry L. Melius
Jill E. Sommers
Murray Stahl

Standing Committees of MIAX Futures Exchange, LLC

Executive Committee
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Bradley Griffith
Kenneth W. Lozier
Kerry L. Melius

Audit Committee
Kurt M. Eckert (Chair)
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith
Kenneth W. Lozier

Regulatory Oversight Committee
De'Ana H. Dow (Chair)
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Jill E. Sommers

Risk Committee
Bradley Griffith (Chair)
De'Ana H. Dow
Kurt M. Eckert
Kenneth W. Lozier
Jill E. Sommers

Nominations Committee
Bradley Griffith (Chair)
Thomas P. Gallagher
Kenneth W. Lozier

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L. MGEX REAL ESTATE HOLDINGS, LLC

1. *Name*: MGEX Real Estate Holdings, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 26, 2024.

4. *Brief description of nature and extent of affiliation*: MGEX Real Estate Holdings, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MGEX Real Estate Holdings, LLC is a holding company for real estate.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 26, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated March 19, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    ### Officers of MGEX Real Estate Holdings, LLC

Name	Title
Lance Emmons	EVP, Chief Financial Officer
Barbara Comly	Secretary
Layne G. Carlson	Treasurer
Ethan Ongstad	Director, Corporate Strategy

    ### Directors of MGEX Real Estate Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
    Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation:* MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of MIAX Global, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

N.   MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

O.   DORMAN TRADING, LLC

1. *Name*: Dorman Trading, LLC
   Address: 141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4. *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Dorman Trading, LLC.

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Daniel P. Dorman	Senior Vice President, Chief Operating Officer and Assistant Secretary
David Dorman	Senior Vice President, Operations
Robert Sheeren	Chief Financial Officer
Michael Higgins	Chief Compliance Officer
Mark Robertson	Vice President, Clearing and Floor Operations
Brian Gaffud	Vice President, Director of Business Development
Michael Stanton	Vice President, Business Development
James Tometz	Vice President, Operations
Wesley Chiu	Assistant Chief Financial Officer
Barbara J. Comly	Secretary

Directors of Dorman Trading, LLC

Directors
Thomas P. Gallagher (Chair)
Robert D. Prunetti
Brian Duggan

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

P.   M 7 HOLDINGS, LLC

1.   *Name*: M 7 Holdings, LLC
      Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4.   *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC ("M 7"). LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx") is a wholly-owned subsidiary of M 7.

5.   *Brief description of business or functions*: M 7 is a holding company for MIAX Derivatives Exchange.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

      Officers of M 7 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

      Directors of M 7 Holdings, LLC

Directors
Thomas P. Gallagher

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Q. LEDGERX LLC D/B/A MIAX DERIVATIVES EXCHANGE

1. *Name*: LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx")
    Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAXdx.

5. *Brief description of business or functions*: MIAXdx is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Derivatives Exchange

Name	Title
Zachary Dexter	Chief Executive Officer; duties of Chief Technology Officer on a temporary basis
Josh Markou	Chief Financial Officer
Brian Mulherin	General Counsel
Erin Renee Schwartz	Chief Compliance Officer and Chief Regulatory Officer
James Outen	Chief Risk Officer and Chief Economist
Ryan Scott Mendel	Chief Information Officer
Barbara J. Comly	Corporate Secretary

Directors of MIAX Derivatives Exchange

Directors
Thomas P. Gallagher (Chair)
Bryan Bishop
Lindsay L. Burbage

Zachary Dexter
Kurt M. Eckert
Jerome Kemp
Kenneth Lozier
Lisa Moore
Robert D. Prunetti
Jill Sommers

Standing Committees of MIAX Derivatives Exchange

Regulatory Oversight Committee
Lindsay L. Burbage
Jerome Kemp
Jill Sommers

Risk Management Committee
Zachary Dexter
Kurt M. Eckert
Thomas P. Gallagher
Kenneth Lozier
Lisa Moore

Participant Committee
Lindsay L. Burbage
Zachary Dexter
Lisa Moore

Nominating Committee
Lindsay L. Burbage
Kurt M. Eckert
Robert D. Prunetti
Jill Sommers
Kenneth Lozier

Disciplinary Panel
Bryan Bishop
Jerome Kemp
Jill Sommers

Appeals Committee
Kurt M. Eckert
Kenneth Lozier
Lisa Moore

Audit Committee
Kurt M. Eckert
Lisa Moore
Robert D. Prunetti

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

R.   MIH EAST HOLDINGS, LIMITED

1. *Name*: MIH East Holdings, Limited
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, on March 20, 2023.

4. *Brief description of nature and extent of affiliation*: MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIH East is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIH East Holdings, Limited

Name	Title
Thomas P. Gallagher	Chief Executive Officer
Lance Emmons	Chief Financial Officer

Directors of MIH East Holdings, Limited

Directors
Thomas P. Gallagher
Lance Emmons

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

S. CONVEXITYSHARES, LLC

1. *Name*: ConvexityShares, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*:   ConvexityShares, LLC was a Sponsor of certain exchange-traded products and a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA). It currently is a non-operational entity.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Operating Agreement dated February 5, 2021 and First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Managers of ConvexityShares, LLC

Managers
M 9 Holdings, LLC
T3i US Holdings Inc.

Officers of ConvexityShares, LLC

Name	Title
Simon Ho	Interim Chief Executive Officer & President
Melinda Ho	Treasurer, Chief Financial Officer & Secretary
Joseph W. Ferraro III	Interim Chief Compliance Officer
Charles Blades	Controller

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1.   Name.

2.   Title.

3.   Dates of commencement and termination of term of office or position.

4.   Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Response:

1.   **Officers of MIAX PEARL, LLC**

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph S. Bracco	Senior Vice President – Head of Sales

Name	Title
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. **Directors of MIAX PEARL, LLC**

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
William T. Bergman	Non-Industry/ Independent	Class II – 2025	Board Chairman – City of Philadelphia – Zoning Hearing Board
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2025	Attorney (Retired)
Michael Harrington	Industry	Class II – 2025	Head of Client Relationships – Citadel Securities, LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2025	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Miguel Moratiel	Non-Industry	Class II – 2025	Manager – MDR Inversiones, S.L.
Scott Richardson	Industry	Class II – 2025	Managing Partner (Austin) – Optiver Services US, LLC
Steven Sosnick	Industry/Member Representative	Class II – 2025	Chief Strategist – Interactive Brokers LLC
Talal Jassim Al-Bahar	Non-Industry	Class III – 2026	Chairman – Arzan Financial Group for Financing and Investment KPSC; Vice Chairman and CEO – Kuwait Real Estate K.S.C.
Kurt M. Eckert	Industry	Class III – 2026	Former Partner and Head of Market Structure – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2026	Community Volunteer

Name	Classification	Term of Office	Type of Business
Nathaniel Pomeroy	Industry/Member Representative	Class III – 2026	Principal – Wolverine Trading Technologies, LLC
Cynthia Schwarzkopf	Non-Industry/ Independent	Class III – 2026	Professional and Philanthropic Public Speaker
Erik Swanson	Industry/Member Representative	Class III – 2026	Chief Executive Officer – Simplex Trading, LLC
Christopher L. Whittington	Non-Industry	Class III – 2026	Attorney
Sean Barry	Industry/Member Representative	Class I – 2027	SVP, Chief Information Officer – ADM Investor Services, Inc.
David Brown	Non-Industry	Class I – 2027	Retired
Guy Dowman	Industry/Member Representative	Class I – 2027	Head of Options Business Development for HRT Financial, LP – Hudson River Trading
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2027	Attorney (Retired)
Paul Kenyon	Industry	Class I – 2027	Business Development, Americas – Jump Trading, LLC
William J. O'Brien IV	Non-Industry	Class I – 2027	President – IV Advisors, LLC
Robert D. Prunetti	Non-Industry	Class I – 2027	President – Phoenix Ventures, LLC

3. **Standing Committees of MIAX PEARL, LLC**

COMPENSATION COMMITTEE	
Name	**Classification**
Cynthia Schwarzkopf (Chair)	Non-Industry/Independent
William T. Bergman	Non-Industry/Independent
Robert D. Prunetti	Non-Industry

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry
John E. McCormac	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Lawrence E. Jaffe (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
Guy Dowman	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Sean Barry	Industry/Member Representative
David Brown	Non-Industry
Kurt M. Eckert	Industry
John E. McCormac	Non-Industry/Independent

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   Name;

2.   Date of election to membership or acceptance as a member, subscriber or other user;

3.   Principal business address and telephone number;

4.   If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5.   Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6.   The class of membership, participation or subscription or other access.

Response:

1.   **MIAX Pearl Options.** No change to the list of the members of the MIAX Pearl Options exchange dated as of December 12, 2024, previously filed.

2.   **MIAX Pearl Equities.** Attached is a list of the members of the MIAX Pearl Equities exchange dated as of December 19, 2024, including the information set forth in items 1-6 above.

ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050

Chicago   IL   60604

Tele #: (312) 604-8000

Approval Date: 9/25/2020

Membership Activities:

Clearance

International Tele #

SEC #: 8-34354

CRD #: 14020

ARCHIPELAGO SECURITIES LLC

353 North Clark Street, Ste. 3200

Chicago   IL   60654

Tele #: (312) 836-6700

Approval Date: 9/25/2020

Membership Activities:

Clearance & Routing Broker

International Tele #

SEC #: 8-52140

CRD #: 102500

BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York   NY   10019

Tele #: (212) 526-7000

Approval Date: 9/25/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8-41342

CRD #: 19714

BERNSTEIN INSTITUTIONAL SERVICES LLC

1345 Avenue of the Americas

New York   NY   10105

Tele #: (212) 969-1000

Approval Date: 3/8/2024

Membership Activities:

Equities Order Entry

International Tele #

SEC #: 8-71053

CRD #: 317807

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue

New York   NY   10019

Tele #: (212) 841-2000

Approval Date: 12/7/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8-32682

CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park

New York   NY   10036

Tele #: (646) 743-2734

Approval Date: 9/25/2020

Membership Activities:

Market Maker, Order Entry & Clearance

International Tele #

SEC #: 8-69787

CRD #: 283942

CIBC WORLD MARKETS CORP.

425 Lexington Avenue

New York   NY   10016

Tele #: (212) 856-4000

Approval Date: 10/13/2023

Membership Activities:

Clearance

International Tele #

SEC #: 8-18333

CRD #: 630

CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Floor

Miami   FL   33131

Tele #: (312) 395-2100

Approval Date: 9/25/2020

Membership Activities:

Market Maker, Order Entry & Clearance

International Tele #

SEC #: 8-53574

CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building

388 Greenwich Street

New York   NY   10013

Tele #: (212) 816-6000

Approval Date: 9/25/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8-8177

CRD #: 7059

CLEAR STREET LLC

55 Broadway	Approval Date: 12/10/2021
New York NY 10006	**Membership Activities:**
Tele #: (646) 738-4066	Clearance
	International Tele #

SEC #: 8-69972
CRD #: 288933

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450	Approval Date: 2/10/2023
Chicago IL 60606	**Membership Activities:**
Tele #: (312) 986-2006	Order Entry
	International Tele #

SEC #: 8-52503
CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500	Approval Date: 9/25/2020
Chicago IL 60661	**Membership Activities:**
Tele #: (312) 542-1000	Order Entry
	International Tele #

SEC #: 8-51241
CRD #: 45908

G1 EXECUTION SERVICES, LLC

175 W. Jackson Blvd. - Ste. 1700	Approval Date: 9/25/2020
Chicago IL 60604	**Membership Activities:**
Tele #: (312) 362-0404	Order Entry
	International Tele #

SEC #: 8-53174
CRD #: 111528

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200	Approval Date: 9/25/2020
Bala Cynwyd PA 19004	**Membership Activities:**
Tele #: (610) 617-2600	Order Entry
	International Tele #

SEC #: 8-65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street	Approval Date: 9/30/2020
New York NY 10282	**Membership Activities:**
Tele #: (212) 902-1000	Order Entry & Clearance
	International Tele #

SEC #: 8-129
CRD #: 361

GTS SECURITIES LLC

545 Madison Avenue, 15th Fl.	Approval Date: 3/1/2022
New York NY 10022	**Membership Activities:**
Tele #: (212) 715-2830	Order Entry
	International Tele #

SEC #: 8-68126
CRD #: 149224

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor	Approval Date: 9/25/2020
3 World Trade Center	**Membership Activities:**
New York NY 10007	Market Maker, Order Entry & Clearance
Tele #: (212) 293-1444	International Tele #

SEC #: 8-68430
CRD #: 152144

IEX SERVICES LLC

3 World Trade Center	Approval Date: 9/25/2020
175 Greenwich Street - 58th Floor	**Membership Activities:**
New York NY 10007	Order Entry
Tele #:	International Tele #

SEC #: 8-69280
CRD #: 167872

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago   IL   60606
Tele #: (312) 244-3300

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York   NY   10019
Tele #: (212) 310-9500

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich   CT   06830
Tele #: (203) 618-5710

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York   NY   10179
Tele #: (212) 272-2000

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 9/25/2020
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8- 52275
CRD #: 103782

JANE STREET EXECUTION SERVICES, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 12/30/2021
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 69254
CRD #: 167280

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
Tele #: (646) 759-6000

Approval Date: 11/1/2022
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York   NY   10022
Tele #: (212) 284-2300

Approval Date: 9/30/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 15074
CRD #: 2347

JUMP EXECUTION, LLC

600 West Chicago Avenue - Ste. 600
Chicago   IL   60654
Tele #: (312) 205-8900

Approval Date: 6/5/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 70668
CRD #: 313060

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago   IL   60654
Tele #: (312) 205-8900

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-52989
CRD #: 106124

LAMPOST CAPITAL, L.C.

1900 Glades Road - Suite 205
Boca Raton   FL   33431
Tele #: (561) 883-0454

Approval Date: 12/5/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8-
CRD #: 43706

LATOUR TRADING LLC

148 Lafayette Street - 10th Fl.
New York   NY   10013
Tele #: (917) 388-8000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-68304
CRD #: 150887

LIME TRADING CORP.

1 Penn Plaza - 16th Floor
New York   NY   10119
Tele #: (646) 346-1000

Approval Date: 2/1/2022
Membership Activities:
Order Entry
International Tele #

SEC #: 8-27061
CRD #: 11826

MORGAN STANLEY & CO. LLC

1585 Broadway
New York   NY   10036
Tele #: (212) 761-4000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15869
CRD #: 8209

NASDAQ EXECUTION SERVICES, LLC

FMC Tower, Level 8
2929 Walnut Street
Philadelphia   PA   19104
Tele #: (215) 496-5000

Approval Date: 9/25/2020
Membership Activities:
Exchange Broker Dealer
International Tele #

SEC #: 8-37329
CRD #: 7270

OLD MISSION CAPITAL, LLC

1 N. Dearborn Street - 8th Floor
Chicago   IL   60602
Tele #: (312) 260-3052

Approval Date: 10/1/2021
Membership Activities:
Order Entry
International Tele #

SEC #: 8-67867
CRD #: 146991

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City   NJ   07399
Tele #: (201) 413-2000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

PUNDION LLC

230 Park Avenue, 3rd Floor
New York   NY   10169
Tele #: (718) 618-4929

Approval Date: 5/24/2021
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8-68784
CRD #: 156169

QUANTLAB BROKERAGE, LLC

3 Greenway Plaza - Suite 200
Houston   TX   77046
Tele #: (713) 400-5440

Approval Date: 11/12/2021

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 70274
CRD #: 299468

RBC CAPITAL MARKETS LLC

9th Floor
200 Vesey Street
New York   NY   10281
Tele #: (212) 858-6008

Approval Date: 9/28/2020

Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 45411
CRD #: 31194

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago   IL   60605
Tele #: (312) 692-5000

Approval Date: 9/1/2023

Membership Activities:
Clearance
International Tele #

SEC #: 8- 66826
CRD #: 134284

SAGETRADER, LLC

282 Grand Avenue
NJ   07631
Tele #: (855) 809-5941

Approval Date: 9/1/2023

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 67169
CRD #: 137862

SG AMERICAS SECURITIES, LLC

245 Park Avenue
New York   NY   10167
Tele #: (212) 278-6000

Approval Date: 3/1/2024

Membership Activities:
Clearance
International Tele #

SEC #: 8- 66125
CRD #: 128351

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago   IL   60604
Tele #: (312) 360-2440

Approval Date: 9/25/2020

Membership Activities:
Market Maker
International Tele #

SEC #: 8- 68556
CRD #: 153585

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 47034
CRD #: 35874

TD SECURITIES (USA) LLC

One Vanderbilt Avenue
New York   NY   10017
Tele #: (212) 827-7000

Approval Date: 12/9/2024

Membership Activities:
Order Entry/Clearance
International Tele #

SEC #: 8- 36747
CRD #: 18476

TRADEBOT SYSTEMS, INC.

1251 NW Briarcliff Parkway - Ste. 700
Kansas City   MO   64116
Tele #: (816) 285-6400

Approval Date: 8/1/2022

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 53557
CRD #: 116571

TRADEPRO SECURITIES INC.

340 Congress Parkway
Lawrenceville   GA   30044
Tele #: (305) 446-4800

Approval Date: 9/1/2023

Membership Activities:
Order Entry
International Tele #

SEC #: 8-52282
CRD #: 103781

TRC MARKETS LLC

710 Johnnie Dodds Blvd. - Ste. 300
Mt. Pleasant   SC   29464
Tele #: (917) 388-8644

Approval Date: 9/25/2020

Membership Activities:
Order Entry
International Tele #

SEC #: 8-69454
CRD #: 171272

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York   NY   10013
Tele #: (212) 625-5700

Approval Date: 9/1/2023

Membership Activities:
Order Entry
International Tele #

SEC #: 8-68090
CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas
New York   NY   10019
Tele #: (203) 719-3000

Approval Date: 9/25/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

VELOCITY CLEARING, LLC

1301 Route 36 - Suite 109
Hazlet   NJ   07730
Tele #: (201) 706-7157

Approval Date: 8/21/2023

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65894
CRD #: 126588

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York   NY   10006
Tele #: (800) 544-7508

Approval Date: 9/25/2020

Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8-68193
CRD #: 149823

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles   CA   90017
Tele #: (213) 688-8090

Approval Date: 1/5/2022

Membership Activities:
Clearance
International Tele #

SEC #: 8-12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte   NC   28202
Tele #: (704) 410-1913

Approval Date: 1/12/2021

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago   IL   60604
Tele #: (312) 884-4000

Approval Date: 9/25/2020

Membership Activities:
Order Entry
International Tele #

SEC #: 8-65336
CRD #: 120719

XTX MARKETS LLC

50 Hudson Yards, 64th Floor

New York   NY   10001

Tele #: (212) 660-9930

Approval Date: 6/3/2024

Membership Activities:

Equities Order Entry

International Tele #

SEC #: 8- 70009

CRD #: 289846

Total BD Firms 55